Via Facsimile and U.S. Mail
Mail Stop 4720

November 12, 2009

William G. Harris
Chief Financial Officer and Senior Vice President of Finance
XenoPort, Inc.
3410 Central Expressway
Santa Clara, CA 95051

     Re: XenoPort, Inc.
                Form 10-K for the fiscal year ended December 31, 2008
                Filed February 26, 2009
                Schedule 14A filed April 9, 2009
                File No. 000-51329

Dear Mr. Harris:

     We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                    Sincerely,

                    Jeffrey P. Riedler
                    Assistant Director